UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Update on Resolution for Cancellation of Treasury Shares

On October 24, 2023, Woori Financial Group Inc. (“Woori Financial Group”) updated its previous disclosure made on its Form 6-K furnished on April 21, 2023 (the “Original Report”) regarding the resolution made by the board of directors of Woori Financial Group to cancel certain of its treasury shares. Except as disclosed below, the key details remain the same as were previously in the Original Report.

Type and Number of Shares to be Cancelled	Common Shares	8,585,799 shares
	Other Shares	—

Estimated Amount of Shares to be Cancelled		KRW 99,999,976,540

Scheduled Date of Cancellation		October 30, 2023

Other Considerations :

•	The above “Estimated Amount of Shares to be Cancelled” are calculated based on the actual acquisition price.

•	The above “Scheduled Date of Cancellation” is subject to change according to consultation with related agencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 24, 2023	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President